SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated September 16, 2023.

City of Buenos Aires, September 16, 2023

To the

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: Relevant Information – New York District Court Proceeding

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented) and the corresponding ByMA and MAE Regulations.

As previously disclosed on April 3, 2023 with respect to the judicial proceedings initiated by Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park,” and together with Petersen, “Plaintiffs”), in a decision issued on March 30, 2023, the United States District Court for the Southern District of New York (the “District Court”) granted YPF S.A.’s (“YPF”) motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found on such date that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF.

In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF are dismissed.

Plaintiffs may seek to appeal the District Court’s ruling as to YPF in accordance with applicable procedural rules. If so, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 18, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer